UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
        Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement.

On November 5, 2010, China Cord Blood Corporation (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies & Company, Inc., as the sole bookrunner and underwriter (the “Underwriter”), and the selling shareholders named on schedule I thereto (the “Selling Shareholders”), related to a public offering (the “Offering”) of an aggregate of 8,050,000 ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), of which 7,000,000 Ordinary Shares are to be issued and sold by the Company and 1,050,000 Ordinary Shares are to be sold by the Selling Shareholders, at a price of $4.50 per share, less a 5.5% underwriting commission and estimated offering expenses of $1.2 million.  Under the terms of the Underwriting Agreement, the Selling Shareholders have granted the Underwriter an option, exercisable for 30 days, to purchase up to an additional 1,207,500 Ordinary Shares to cover over-allotments, if any.

The Offering is being made pursuant to the Company’s effective registration statement on Form F-3 (the “Registration Statement”), as amended and supplemented (registration statement No. 333-168873) filed with the Securities and Exchange Commission. The Underwriting Agreement is filed as Exhibit 1.1 to this Report of Foreign Private Issuer on Form 6-K and the description of the material terms of the Underwriting Agreement is qualified in its entirety by reference to such exhibit. This Report of Foreign Private Issuer on Form 6-K and the attached Underwriting Agreement shall be incorporated by reference into the Registration Statement.

Other Events

On November 5, 2010, the Company issued a press release (the “Press Release”) announcing the Offering.  A copy of the Press Release is filed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Exhibits

Exhibit No.	Description

1.1	Underwriting Agreement, dated November 5, 2010

99.1	Press Release, dated November 5, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name: Albert Chen
Title: Chief Financial Officer

Dated: November 5, 2010